Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2024

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		March 31		December 31
		2024	2023	2023
	Note	US $ in millions
Assets
Vessels	6	4,488.7	4,784.3	3,758.9
Containers and handling equipment	6	822.9	1,233.1	792.9
Other tangible assets	6	87.7	98.2	85.2
Intangible assets		104.8	95.1	102.0
Investments in associates		30.3	22.6	26.4
Other investments		814.0	1,344.7	908.7
Other receivables		82.7	113.9	97.9
Deferred tax assets		2.5	2.9	2.6
Total non-current assets		6,433.6	7,694.8	5,774.6

Inventories		197.3	189.1	179.3
Trade and other receivables		868.0	695.3	596.5
Other investments		744.8	1,060.2	874.1
Cash and cash equivalents		687.9	1,892.6	921.5
Total current assets		2,498.0	3,837.2	2,571.4
Total assets		8,931.6	11,532.0	8,346.0

Equity
Share capital and reserves	5	2,013.9	2,007.9	2,017.5
Retained earnings		527.4	3,073.8	437.2
Equity attributable to owners of the Company		2,541.3	5,081.7	2,454.7
Non-controlling interests		4.1	1.1	3.3
Total equity		2,545.4	5,082.8	2,458.0

Liabilities
Lease liabilities		3,716.8	2,993.6	3,244.1
Loans and other liabilities		66.6	87.6	73.6
Employee benefits		45.4	42.8	46.1
Deferred tax liabilities		5.8	145.4	6.1
Total non-current liabilities		3,834.6	3,269.4	3,369.9

Trade and other payables		612.2	1,359.8	566.4
Provisions		63.6	51.6	60.7
Contract liabilities		292.9	195.7	198.1
Lease liabilities		1,534.7	1,499.0	1,644.7
Loans and other liabilities		48.2	73.7	48.2
Total current liabilities		2,551.6	3,179.8	2,518.1
Total liabilities		6,386.2	6,449.2	5,888.0
Total equity and liabilities		8,931.6	11,532.0	8,346.0

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: May 21, 2024.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Three months ended March 31		Year ended December 31
		2024	2023	2023
	Note	US $ in millions

Income from voyages and related services		1,562.0	1,374.3	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	8	(1,080.8)	(939.7)	(3,885.1)
Depreciation		(257.7)	(380.5)	(1,449.8)
Impairment of assets				(2,034.9)
Gross profit (loss)		223.5	54.1	(2,207.6)

Other operating income		6.0	10.1	14.4
Other operating expenses			(3.6)	(29.3)
General and administrative expenses		(60.8)	(74.1)	(280.7)
Share in loss of associates		(2.1)	(0.4)	(7.8)

Results from operating activities		166.6	(13.9)	(2,511.0)

Finance income		38.7	44.4	142.2
Finance expenses		(109.0)	(95.2)	(446.7)

Net finance expenses		(70.3)	(50.8)	(304.5)

Profit (loss) before income taxes		96.3	(64.7)	(2,815.5)

Income taxes		(4.2)	6.6	127.6

Profit (loss) for the period		92.1	(58.1)	(2,687.9)

Attributable to:
Owners of the Company		90.3	(59.5)	(2,695.6)
Non-controlling interests		1.8	1.4	7.7
Profit (loss) for the period		92.1	(58.1)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	10	0.75	(0.50)	(22.42)
Diluted earnings (loss) per 1 ordinary share	10	0.75	(0.50)	(22.42)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31		Year ended December 31
	2024	2023	2023
	US $ in millions

Profit (loss) for the period	92.1	(58.1)	(2,687.9)

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss

Foreign currency translation differences for foreign operations	(2.7)	0.9	(9.1)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(4.7)	8.0	4.4

Reclassification of investments in debt instruments at fair value through other comprehensive income to profit and loss	0.4	3.2	13.6

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(0.2)	1.4	1.5

Defined benefit pension plans actuarial gains, net of tax	(0.2)	0.7	0.1

Other comprehensive income for the period, net of tax	(7.4)	14.2	10.5

Total comprehensive income for the period	84.7	(43.9)	(2,677.4)

Attributable to:
Owners of the Company	83.5	(45.6)	(2,683.3)
Non-controlling interests	1.2	1.7	5.9

Total comprehensive income for the period	84.7	(43.9)	(2,677.4)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the three month period ended March 31, 2024
Balance at January 1, 2024	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0
Profit for the period				90.3	90.3	1.8	92.1
Other comprehensive income for the period, net of tax		(4.7)	(2.0)	(0.1)	(6.8)	(0.6)	(7.4)
Share-based compensation		3.1			3.1		3.1
Exercise of options	0.2	(0.2)
Dividend to non-controlling interests in subsidiaries						(0.4)	(0.4)
Balance at March 31, 2024	926.8	1,131.9	(44.8)	527.4	2,541.3	4.1	2,545.4

For the three month period ended March 31, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the period				(59.5)	(59.5)	1.4	(58.1)
Other comprehensive income for the period, net of tax		12.6	0.7	0.6	13.9	0.3	14.2
Share-based compensation		6.9			6.9		6.9
Exercise of options	0.2	(0.2)
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(6.9)	(6.9)
Balance at March 31, 2023	926.1	1,116.6	(34.8)	3,073.8	5,081.7	1.1	5,082.8

For the year ended December 31, 2023
Balance at January 1, 2023	925.9	1,097.3	(35.5)	3,901.9	5,889.6	6.3	5,895.9
Loss for the year				(2,695.6)	(2,695.6)	7.7	(2,687.9)
Other comprehensive income for the year, net of tax		19.5	(7.3)	0.1	12.3	(1.8)	10.5
Exercise of options	0.7	(0.7)
Share-based compensation		17.6			17.6		17.6
Dividend to owners of the Company				(769.2)	(769.2)		(769.2)
Dividend to non-controlling interests in subsidiaries						(8.9)	(8.9)
Balance at December 31, 2023	926.6	1,133.7	(42.8)	437.2	2,454.7	3.3	2,458.0

(*) Include reserves related to share-based compensation, changes in fair value of investment instruments and transactions with an interested party.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2024	2023	2023
	US $ in millions

Cash flows from operating activities
Profit (loss) for the period	92.1	(58.1)	(2,687.9)

Adjustments for:
Depreciation and amortization	260.6	387.2	1,471.8
Impairment loss			2,063.4
Net finance expenses	70.3	50.8	304.5
Share of losses and change in fair value of investees	2.1	0.4	6.5
Capital gain, net	(6.0)	(9.8)	(10.9)
Income taxes	4.2	(6.6)	(127.6)
Other non-cash items	1.5	6.3	18.9

	424.8	370.2	1,038.7

Change in inventories	(18.0)	1.6	11.4
Change in trade and other receivables	(236.2)	143.2	242.7
Change in trade and other payables, including contract liabilities	133.3	(91.7)	(95.1)
Change in provisions and employee benefits	3.2	1.4	15.9

	(117.7)	54.5	174.9

Dividends received from associates	1.2	0.1	2.3
Interest received	22.0	49.5	133.8
Income taxes paid	(4.2)	(300.7)	(329.7)

Net cash generated from operating activities	326.1	173.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	1.5	12.2	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(24.4)	(35.9)	(115.7)
Proceeds from sale (acquisition) of investment instruments, net	199.0	(161.1)	(138.2)
Loans granted to investees	(1.2)	(1.7)	(5.4)
Change in other receivables	7.7	(8.2)	3.2
Change in other investments (mainly deposits), net	1.1	1,400.9	2,005.2
Net cash generated from investing activities	183.7	1,206.2	1,776.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

		Three months ended		Year ended
		March 31		December 31
		2024	2023	2023
		US $ in millions

Cash flows from financing activities
Repayment of lease liabilities and borrowings	4(b)	(636.7)	(395.0)	(1,713.1)
Change in short term loans			(21.0)	(21.0)
Dividend paid to non-controlling interests		(0.4)	(6.9)	(8.9)
Dividend paid to owners of the Company				(769.2)
Interest paid		(103.7)	(86.8)	(380.7)
Net cash used in financing activities		(740.8)	(509.7)	(2,892.9)

Net change in cash and cash equivalents		(231.0)	870.1	(96.4)
Cash and cash equivalents at beginning of the period		921.5	1,022.1	1,022.1
Effect of exchange rate fluctuation on cash held		(2.6)	0.4	(4.2)
Cash and cash equivalents at the end of the period		687.9	1,892.6	921.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1
Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of cargo shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)
Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2023 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on May 21, 2024.

(b)
Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainties were the same as those applied in the annual Financial Statements.

3	Material accounting policies

(a)
The material accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

(b)
Accounting standards issued not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18 which will replace IAS 1, Presentation of financial statements. The new standard introduces new presentation and disclosure requirements, including a more structured presentation of the income statement, in which all income and expenses will be allocated to new distinct activity categories of operating, investing, financing, income taxes and discontinued operations, based on the main business activities as specified by each entity.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

3
Material accounting policies (cont’d)

Accounting standards issued not yet adopted (cont’d)

In addition, entities will be required to include in their Financial Statements certain management-defined performance measures (often referred to as Non-GAAP measures).
The standard is effective retrospectively for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently in a preliminary stage of assessing the expected effect of the new requirements.

4	Financial position

(a)
The container shipping industry continues to be impacted by the supply and demand dynamics, as well as by uncertainties in the global trade, including the implications of the ongoing military conflict between Russia and Ukraine, the disruptions in the Red Sea, the inflation and elevated interest rates in certain countries, the trade limitations between the US and China and other geopolitical challenges. Those, among other things, contribute to the continuing volatility in freight rates, charter rates and bunker prices.

As of today, the war situation in Israel, which started in October 2023, has had no material impact on the Company’s head-office activities. However, those may be subject to temporary disruptions if this situation was to further escalate.

In December 2023, many ocean carriers including the Company, announced that they will pause their activities in the Red Sea, following attacks made against commercial vessels by armed organizations in Yemen. The Company continues to call ports in the Mediterranean Sea, as well as to operate services which previously crossed the Suez-canal, by re-routing its vessels around Africa. This disruption results in the extension of voyages duration, as well as leading to an increase in demand for vessel capacity, as additional vessels are operated in order to maintain the same frequency of services.

Further to the above, following the decrease in freight rates observed during 2022 and 2023, certain trades have experienced freight rates increases towards the end of the fourth quarter of 2023 and during the first quarter of 2024.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by considering, and when appropriate, implementing structural changes, participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies.

(b)
Charter agreements:

Further to the Company’s long-term agreements for the charter of new-build vessels, including 28 liquefied natural gas (LNG) dual-fuel vessels, as of today, 30 of such vessels have been delivered to the Company. Additional vessels related to these agreements are scheduled to be delivered to the Company in the course of 2024 (see also Note 26 to the Company’s annual financial statements).

In February 2024, the Company paid a total amount of approximately US$ 130 million for the exercise of a purchase option in respect of five chartered vessels.

(c)
In May 2024, in accordance with the Company’s dividend policy, the Company’s Board of Directors approved a dividend distribution of approximately US$ 0.23 per ordinary share (or approximately US$ 28 million, considering the number of ordinary shares outstanding as of March 31, 2024). The dividend is scheduled to be paid on June 11, 2024, to all holders of ordinary shares on record as of June 4, 2024.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves Share-based payment arrangements During the reported period, the Board of Directors approved grants of share options to officers and employees, as detailed below:

Grant date	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 2024	43,160	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary, in four equal instalments of 25% each.	5 years

Information on fair value measurement The weighted average fair value of the options granted, measured using the Black & Scholes model and the related measurement inputs used, were as below:

Fair Value	USD 4.94
Share price on grant date	USD 10.99
Exercise price	USD 12.48
Expected volatility	50.5%
Expected life	5 years
Expected dividends (*)	0%
Risk-free interest rate	4.1%

(*) Options’ exercise price is adjusted in respect of dividend distributions.

During the three months period ended March 31, 2024, a total of 34,177 shares were issued, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the three months period ended March 31, 2024, 2023 and the year ended December 31, 2023, the Company recorded expenses related to share-based compensation arrangements of US$ 3.1 million, US$ 6.9 million and US$ 17.6 million respectively.

6	Right-of-use assets

	Balance at March 31		Balance at December 31
	2024	2023	2023
	US $ in millions

Vessels	3,992.3	4,382.9	3,613.3
Containers and handling equipment	312.1	362.7	283.5
Other tangible assets	47.6	57.4	49.2
	4,352.0	4,803.0	3,946.0

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

7	Income from voyages and related services Revenues generated throughout the Group’s global network, are disaggregated as follows:

	Three months ended March 31		Year ended December 31
	2024	2023	2023
	US $ in millions
Freight Revenues from containerized cargo:
Pacific	609.3	428.6	1,779.1
Cross-Suez	185.0	170.8	491.3
Atlantic	164.7	216.6	636.3
Intra-Asia	122.9	161.1	616.6
Latin America	147.3	91.9	425.0
	1,229.2	1,069.0	3,948.3

Freight revenues from non-containerized cargo (mostly related to vehicle shipping services)	111.2	105.7	534.5

Other Revenues (*)	221.6	199.6	679.4
	1,562.0	1,374.3	5,162.2

(*) Mainly demurrage, related services and other value-added services.

8	Operating expenses and cost of services

	Three months ended March 31		Year ended December 31
	2024	2023	2023
	US $ in millions
Wages, maintenance and other vessel-operating costs	8.2	8.4	31.8
Expenses relating to fleet equipment (mainly containers and chassis)	9.5	7.9	31.5
Bunker and lubricants	307.3	272.4	1,098.8
Insurance	7.7	4.6	21.5
Expenses related to cargo handling	457.8	419.1	1,671.4
Port expenses	112.8	99.7	500.7
Agents’ salaries and commissions	49.9	50.7	209.5
Cost of related services and sundry	90.4	57.1	216.9
Slot purchases and hire of vessels	29.0	13.1	79.4
Hire of containers	8.2	6.7	23.6
	1,080.8	939.7	3,885.1

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Financial instruments Financial instruments measured at fair value

	Balance at March 31,
	2024			2023
	US $ in millions
	Level 1	Level 3	Total	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	300.9		300.9	538.0		538.0

Other investments:
Equity instruments		10.8	10.8		11.2	11.2

Loans and other liabilities:
Derivative instruments		(9.8)	(9.8)		(13.0)	(13.0)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	672.1		672.1	1,066.1		1,066.1
Corporate bonds	857.9		857.9	699.5		699.5
Equity instruments	1.7		1.7	5.8		5.8

	Balance at December 31,
	2023
	US $ in millions
	Level 1	Level 3	Total
Fair value through profit and loss
Cash and cash equivalents:
Money markets instruments	435.9		435.9

Other investments:
Equity instruments		10.7	10.7

Loans and other liabilities:
Derivative instruments		(11.5)	(11.5)

Fair value through other comprehensive income
Other investments:
Sovereign bonds	857.7		857.7
Corporate bonds	894.8		894.8
Equity instruments	1.9		1.9

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9
Financial instruments (cont’d)

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

10	Earnings (loss) per share Basic and diluted earnings (loss) per share

	Three months ended March 31		Year ended December 31
	2024	2023	2023
	US $ in millions
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings (loss) per share (US $ in millions)	90.3	(59.5)	(2,695.6)

Number of shares at the beginning of the period used to calculate basic earnings (loss) per share	120,286,627	120,149,921	120,149,921
Effect of share options	20,656	19,367	63,110

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	120,307,283	120,169,288	120,213,031

Effect of share options	143,303

Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	120,450,586	120,169,288	120,213,031

In the three-month period ended March 31, 2024, options for 2,074,479 ordinary shares, granted to officers, directors and employees (see also above) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.